
st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au



3 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporati
450 Fifth Street, N.W.
Washington, D.C. 20549



Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B – Executive Performance Share Plan
- News Release – St.George appoints new Group Executive Retail Business
- News Release – New St.George USD Benchmark Oversubscribed
- News Release – St.George Announces Crusade Global Trust No. 1 of 2005
- Declaration of Dividend/Record Date for St.George Bank SAINTS

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,183
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,897,669	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,545	Redeemable preference borrower share
267,170	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 17/2/2005

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


st.george

news release

9 February 2005
RE030205

St.George appoints new Group Executive Retail Business

St.George today announced the appointment of Mr David Gall as its new Group Executive, Retail Business. David will be part of the Group's Executive Management Team reporting directly to CEO, Gail Kelly.

David will be responsible for all customer contact points and distribution channels including retail branches, contact centres, ATMs, mobile lenders, proprietary financial planners and third party alliances such as with home loan brokers.

David brings strong capabilities to the role, having been with the St.George Group for over 15 years. He has worked in various senior roles in the Group, currently as the General Manager, Sales & Distribution for Corporate & Business Bank (CBB).

In 2000, David led the implementation of the successful *Best Bank* program. He has also been Program Director of the *Best Business Bank* initiative, which is aimed at further driving the success of the Group's Institutional & Business Banking (IBB) division.

David holds a Bachelor of Science, Bachelor of Business and a Masters of Business Administration (Exec.).

Announcing his appointment, St.George CEO Gail Kelly said; "We are delighted to have David head up our Retail Business division. He has been highly successful as head of sales and distribution for CBB and has been a key part of the division's strong growth over the last few years. David's depth of understanding of both the business and the culture of St.George will significantly benefit the Group and the Executive Management Team."

Ron Cooper will replace David Gall as General Manager, Sales & Distribution for the Corporate & Business Bank. Ron is currently General Manager, Automotive Finance and was previously Chief Manager for the Group's CBD Corporate & Business Bank division.

Greg Kenny, General Manager Group Treasury & Capital Markets will become Program Director of the *Best Business Bank* implementation program on a full time basis. Changes will be effective from 1 March 2005.

Ends...

Contact – Jeremy Griffith 02 9236 1328 or 0411 259 432

news release


st.george

7 February, 2005
RE020205

NEW ST.GEORGE USD BENCHMARK OVERSUBSCRIBED

On 4 February 2005 in London, St.George Bank Limited priced a new USD 500 million floating rate notes (FRNs) issue with a term of 5 years. With a coupon of LIBOR plus 12.5 basis points and an issue price of 99.930%, the FRNs offered an investor margin of LIBOR plus 14 basis points. The FRNs will be settled on 15 February 2005 and will mature on 15 February, 2010. HSBC Bank plc and UBS acted as Joint Lead Managers for the transaction.

The issue met strong demand from a broad range of investors in Asia, Europe and the United Kingdom and closed well oversubscribed. The benchmark issue followed an Asian investor roadshow undertaken prior to the launch of the issue.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news
release


st.george

28 February 2005
RE010305

St.George Announces Crusade Global Trust No. 1 of 2005

St.George Bank today announces the start of a marketing campaign for a proposed global multi-currency mortgage backed securities issue under the Crusade securitisation programme.

Securities with an approximate equivalent value of AUD 2.1 billion in total will be issued, with separate senior tranches of approximately USD 600 million, Euro 500 million and AUD 500 million and subordinated tranches of approximately AUD 35.0 million in total. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investors Service.

The issue is to be known as Crusade Global Trust No.1 of 2005. The USD securities will be registered with the US Securities and Exchange Commission (SEC). Neither the Euro securities nor the AUD securities will be registered with the SEC, but the Euro securities will be listed on the Irish Stock Exchange. The securities will be backed by Australian residential mortgage loans originated by St.George.

The USD tranche will have Deutsche Bank Securities and JP Morgan as Joint Lead Managers and RBS Greenwich Capital as Co Manager. The Euro tranche will have Deutsche Bank AG London, J.P Morgan Securities as Joint Lead Managers and The Royal Bank of Scotland plc as Co Manager. The AUD tranche will have Deutsche Bank AG, Sydney Branch, JP Morgan Australia Limited and St.George Bank as Joint Lead Managers.

A registration statement relating to the USD securities has been filed with the Securities and Exchange Commission but has not yet become effective. The USD securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not construe an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Euro notes and AUD notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws, and unless so registered may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Euro notes and the AUD notes are being offered and sold only to persons (other than U.S. persons) outside the United States pursuant to Regulation S under the Securities Act.

Media Inquiries:

Greg Kenny
General Manager Treasury and Capital Markets
Ph. 61 (0) 2 9320 5507
Mob: 61 (0) 0411 439 640


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank SAINTS**
Date Sent:	1 March 2005

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.2033 per SAINTS to be paid 20 May 2005 with a record date for determination of entitlements of 6 May 2005.

Franking Credit - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

13 April, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Announces New Tier 2 Capital Issue
- St.George New Tier 2 Capital Issue Oversubscribed
- St.George Prices Crusade Global Trust No. 1 of 2005
- St.George Bank Presentation to CSFB Asian Investment Conference
- Australian Prudential Regulation Authority (APRA) Banking Statistics
- St.George Bank rejects amended tax assessments on 1997 Depositary Capital Securities arrangement (DCS) and reaffirms EPS targets
- Appendix 3B – New Issue

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release


st.george

4 March 2005
RE030305

ST.GEORGE ANNOUNCES NEW TIER 2 CAPITAL ISSUE

St.George Bank Limited announces today the launch of a new EUR200 million Subordinated Notes issue. The Notes will be offered in floating rate form and will have a 10 year tenor, maturing on March 2015. They will be callable by St.George under certain conditions, including that the consent of the Australian Prudential Regulation Authority [APRA] be obtained, at or after 5 years.

APRA has indicated the Subordinated Notes will qualify as Lower Tier 2 capital for St.George. It is expected the notes will be rated A by Fitch, A3 by Moody's and A- by Standard & Poor's.

Pricing is expected on Friday 4 March 2004.

The Notes are being distributed by UBS Investment Bank, Lead Manager for the transaction.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news release


st.george

7 March 2005
RE040305

ST.GEORGE NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

On 4 March 2005 in London, St.George Bank Limited priced a new EUR 250 million Subordinated Notes issue. The Notes have a 10 year tenor and may be callable by St.George at or after 5 years under certain conditions. The Notes offer an investor margin of Euribor plus 27 basis points at an issue price of 100.0%. The Notes will be settled on 18 March 2005. UBS is the sole Lead Manager for the transaction.

Following a launch in Asia on the same day as pricing, the issue met strong demand and closed more than twice oversubscribed. The strong demand resulted in the issue size increasing from EUR 200 million to EUR 250 million. Allocations were made to 26 investors representing a diverse range from Asia, Europe and the United Kingdom.

The Australian Prudential Regulation Authority (APRA) has advised that the Notes will qualify as Tier 2 capital for St.George. It is expected the notes will be rated A by Fitch, A3 by Moody's and A- by Standard & Poor's.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news release




st.george

9 March 2005
RE050305

St.George Prices Crusade Global Trust No. 1 of 2005

St.George Bank Limited announced today the pricing in Sydney, London and New York of Crusade Global Trust No. 1 of 2005, an issue of Global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered by the Securities and Exchange Commission of the U.S. The Euro denominated securities will be listed on the Irish Stock Exchange. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an A$ equivalent value of approximately A$2.57 billion will be issued. The US$600 million senior A1 tranche was priced at 3 Month LIBOR plus 6 basis points. The EUR 550 million senior A2 tranche was priced at 3 Month EURIBOR plus 6 basis points. The A$850 million senior A3 tranche was priced at 3 Month BBSW plus 15 basis points. Two subordinated tranches totalling A$42.4 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investor Service.

The USD tranche had Deutsche Bank Securities and JP Morgan as Joint Lead Managers and RBS Greenwich Capital as Co Manager. The Euro tranche had Deutsche Bank AG London and J.P Morgan Securities as Joint Lead Managers and The Royal Bank of Scotland plc as Co Manager. The AUD tranche had Deutsche Bank AG, Sydney Branch, JP Morgan Australia Limited and St.George Bank Limited as Joint Lead Managers.

Media Inquiries:

Greg Kenny
General Manager Treasury and Capital Markets
Treasury and Capital Markets
Mobile: 61 [0] 2 9320 5507
Fax: 61 [0] 0411 439 640

ENDS


st.george



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	33
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Presentation to CSFB Asian Investment Conference**
Date Sent:	17 March 2005

Attached is the St.George Bank Presentation to be given by Managing Director, Gail Kelly, to the CSFB Asian Investment Conference on 17-18 March 2005.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank

CSFB Asian Investment Conference
17-18 March 2005

Gail Kelly
Managing Director



About St.George

Financial dimensions

Strategy

Business priorities

Going forward



St.George Bank is....

- Australia's 5th largest bank
- Australia's 14th largest listed company
- One third the size of the smallest major*
- Big enough to offer the full range of products and services
- Yet small enough to adapt and grow in a competitive market


st.george

*Compares assets as at Jan-05

St.George Bank is....

- Passionate about our people
- Differentiated by customer service
- Energetic, practical and focused on delivery
- Focused on sustainable, high quality earnings
- Leveraging significant opportunities across customer segments, products and geographies
- A low risk, growth orientated financial services company



St.George Bank is….

Retail branches by state


Northern Territory
4
Queensland
22
Western Australia
2
South Australia
110
New South Wales
204
13
Victoria
36
Tasmania

Business volumes

	$bn
Retail Deposits	36.1
Residential Lending*	49.8
Managed Funds	24.8
Commercial Loans**	16.6

- 391 retail branches
- c.2.7m customers and c.8,000 employees
- 3rd largest bank in NSW and ACT and largest bank in SA
- National market share: 11% retail deposits and10% residential lending^



All data as at Sep-04 *Includes securitised loans **Includes bill acceptances ^Source: APRA derived

St.George Bank is delivering on targets….

	Target	Outcome
EPS Growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS Growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
Cost to Income	Sub 50% by FY04	49.9% in 2H03 47.5% in FY04
Capital	Tier one 7-7.5%	Consistently in range
Credit Quality	Maintain positive differential to the majors	Consistently achieved
Customer Satisfaction	Maintain positive differential to the majors	Consistently achieved



About St.George

Financial dimensions

Strategy

Business priorities

Going forward



Profit result



	FY04	FY03	% Change
Profit available to ordinary shareholders	$717m^	$606m	18.3
Earnings per share*	160.8¢	142.2¢	13.1
Return on equity*	21.4%	20.3%	
Expense to income*	47.5%	49.6%	
Dividend	122¢	95¢	28.4



^After significant items
*Calculated before goodwill amortisation and significant items

Earnings driven by strong revenue



$bn
3
2
1
0
1.7
1.9
2.2
2.4
2.6
1.1
1.1
1.2
1.3
1.3
0.3
0.4
0.5
0.6
0.7 *
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Revenue
Expenses
Earnings



	5 Year CAGR
Revenue	8.3%
Expenses	3.7%
Earnings	20.4%



*After tax expense and preference dividends

Supported by growing business volumes



$bn
75
60
45
30
15
0
42.9
45.9
50.2
60.1
70.5
22.9
26.2
29.7
33.9
36.1
13.6
15.4
17.4
19.8
24.8
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Total lending*
Retail deposits
Managed funds

	5 Year CAGR
Total lending*	10.5%
Retail deposits	9.5%
Managed funds	12.8%



*Includes securitised loan balances and bill acceptances

Margin management remains a strength

Net Interest margin



%
3.0
2.8
2.6
2.4
2.2
2.0
1.8
2.64
2.37
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Average of the 4 Majors*
St.George

Features of net interest margin management:

- Commercial lending growth outperforming sector
- Home loan product innovation and mix management
- Active management of deposit volumes and mix
- Group wide processes to support margin management

EPS target for FY05 factors in more than 10bp reduction in net interest margin

*Domestic margins

Effective cost management

St.George group expense to income ratio^

%
60
50
40
58.2
53.6
52.4
49.6
47.5
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Peer group expense to income ratio

%
75
57.5
40
70
63.4
54.1
50.1
48.8
48.1
47.5
45.3
Bendigo Bank*
Bank of QLD **
NAB
CBA*
WBC
Suncorp*
St.George
ANZ

^Excluding goodwill and significant items

*Interim results as at 31 Dec-04 **Full year results as at 31 Aug-04



Excellent credit quality

Non-accruals/Total receivables



Average of the 4 Majors
St.George



%
1.0
0.8
0.6
0.4
0.2
0.0
0.34
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Bad debts/average total receivables stable at 0.21%



- Low risk business mix
- Excellent track record



Sustainable dividend payout



¢
65
55
45
35
25
31
34
38
42
45
50
60
62
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Dividend payout sustainable under IFRS
- Dividends fully franked
- Dividend reinvestment plan continues



About St.George

Financial dimensions

Strategy

Business priorities

Going forward



Strategic focus

Our six themes
Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Strategic framework

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Engaged People	Great Customer Experience	Superior Financial Results
		
Compelling place to work	**Compelling place to bank**	**Compelling place to invest**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform



Fundamentals of customer service strategy

- Engaged staff is the first and fundamental step
- Satisfaction is important, but customer advocacy is more powerful
- Customer needs are best served through 'local market' approach
- Practical, actionable CRM is a key enabler
- Differentiation lies in customer experience, not product or price
- Need to improve 'base' level of service for all customers and differentiate further for target customers



Aligning our investment

- New retail organisational model accelerating front-line ownership and empowerment, driving 'local market' strategy
- Enhancing Middle Market strategy through 'Best Business Bank' program
- Continued expansion in Victoria and Queensland
- Redesign of processes – improving the service levels for all customers
- Actionable CRM – step change in capability
- Investing in the Brand



About St.George

Financial dimensions

Strategy

Business priorities

Going forward


St.George



Home Loans: Meeting the challenges


Residential receivables
16.5%
$bn
49.8
50
40
30
20
Sep-01
Sep-02
Sep-03
Sep-04

- 12%* growth in December quarter
- Expect to match FY05 system growth
- Effective mix management and product innovation
- Brokers play a key role in distribution strategy
- Driving improved proprietary sales performance
- Home loan margins remain stable



*Annualised
Includes securitised loans

Deposits: Margin management focus


Total retail deposits



$bn
40
30
20
10
6.6%
36.1
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- Competition increasing as
  - new competitors enter the market
  - established players respond
- St.George is balancing volume growth and margin
- New products to be launched in Apr-05



Middle Market Commercial Lending: High quality growth



Total middle market receivables
24.1%*
$bn
14.0
12.0
10.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Impaired assets/ total middle market receivables
%
0.8
0.6
0.4
0.2
0.0
0.15%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- 18% annualised growth in December quarter
- Growth and margins maintained despite increased competition

Middle Market Commercial Lending: Focus on relationship model



Relationship management
%
100
75
50
25
0
65
89
66
82
79
85
19
2
Satisfaction with Relationship Manager^
Willingness to recommend^
Propensity to acquire next product^
Expected churn**
Average of Majors
St.George

- Superior relationship model
- Deep understanding of customer needs
- Significant investment in staff development and Integrated Sales and Service program
- Named 'Business Bank of the Year'*





*CFO magazine 2004
^Source: Jones Donald Customer Satisfaction Survey Aug-04
**East & Partners - Australian Mid-Corporate Transaction Banking Markets as at Sep-04

Wealth: Contributing strongly to growth



Total managed funds
$bn
25
20
15
10
5
25.3%
24.8
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- Clean, focused portfolio
- Innovatively broadening distribution with tied, aligned and independent planners and 3rd party distribution
- Ongoing investment in new products and services
- A strong culture of risk management and compliance



SEALCORP funds under administration up 28%
Advance funds under management up 18%



About St.George

Financial dimensions

Strategy

Business priorities

Going forward


St.George



Sector outlook

- Moderation in home loan market growth underway
- Business optimism reflected in solid growth in business lending and investment as well as historically low credit defaults
- Additional 25bps rise in interest rates expected following March rate rise
- Competitive environment remains intense
- Increasing levels of regulation and compliance activity
- Four Pillars policy remains in place



St.George outlook

- Home loan portfolio expected to match FY05 system growth
- Deposit volumes currently below system but expected to lift
- Middle market ‘on track’ to deliver 2 times system growth
- Solid earnings momentum across the Group
- ‘On track’ to meet EPS targets for FY05 and FY06



Targets: FY05 and FY06

EPS growth FY05	10%
EPS growth FY06	Double digit
Cost to income	Continuing sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



Key messages

- Measured, disciplined and consistent strategy delivering
- Increased focus on enhanced customer service differentiation
- Strong execution track record
- Focus on sustainable, high quality earnings
- Confidence in the future




st.george



For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au




st.george

news release

1 April 2005
RE010405

Australian Prudential Regulation Authority (APRA) Banking Statistics - 28 February 2005

St.George Bank has misclassified certain balances of loans and receivables categories reported in APRA's 28 February 2005 monthly banking statistics, issued on 31 March 2005.

The balance of "Households - Housing Owner Occupied" loans was understated by $171 million, "Households - Housing Investment" loans understated by $27 million and "Households – Other" overstated by $198 million.

Consistent with the Bank's stated goal, we remain on track to be at, or around, system growth for home loan receivables for the year ending 30 September 2005.

Ends...

Contact
Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


st.george

news release

11 April 2005
RE020405

St.George Bank rejects amended tax assessments on 1997 Depositary Capital Securities arrangement (DCS) and reaffirms EPS targets

As first advised to the market on 26 February 2004, St.George Bank Limited ("St.George") has received questions from, and been in discussion with, the Australian Taxation Office ("ATO") concerning deductions claimed by St.George in respect of its 1997 DCS.

The ATO has today issued St.George with an amended assessment for a total of $40 million (after tax) for the tax year ended 30 September 1998, relating to an interest deduction claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company, LLC ("LLC") as part of the DCS transaction. If the ATO were to take the same approach in relation to deductions claimed by St.George from 1998 to 2004 inclusive, this would result in total amended assessments of $206 million (after tax) comprising $114 million of primary tax and interest and penalties of $92 million (after tax).

St.George is confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries.

St.George has recently taken advice from two separate and independent Senior Counsel. St.George has considered that advice and strongly disagrees with the ATO's position. Accordingly, St.George has concluded that no amounts due under the amended assessments will be charged to its Profit and Loss Account. St.George has discussed and agreed this proposed treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

From 2005 onwards, St.George has decided to take a conservative approach, and not claim deductions on interest paid on the subordinated debentures. The net financial impact of this change will be $6 million per annum after tax. This impact has been factored into the Bank's forecasts for 2005 and future years.

The Bank remains on track to achieve its 10% EPS growth target for the 2005 year and double digit EPS growth for 2006. St.George's results for the 6 months to 31 March 2005 will be released on 3 May 2005.

Ends...

Contact: Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,901
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,901,570	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,442	Redeemable preference borrower share
264,977	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 12/04/2005

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.